[Letterhead of Chapman and Cutler LLP]

August 29, 2012

VIA ELECTRONIC FILING AND HAND DELIVERY

Ms. Rolaine S. Bancroft
Senior Special Counsel
Office of Structured Finance, Transportation and Leisure
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE, Mail Stop 3561
Washington, DC  20549

Re:	STRATS Trust for Ambac Financial Group, Inc. Securities, Series 2007-1
Form 10-K for Fiscal Year Ended December 31, 2011
Filed March 30, 2012, SEC File No. 001-33605

Dear Ms. Bancroft:

On behalf of Synthetic Fixed-Income Securities, Inc. (“SFIS” or the “registrant”), this letter responds to your letter to William Threadgill dated August 15, 2012 providing comments on the above-referenced report on Form 10-K (the “10-K”) filed with the Securities and Exchange Commission (the “Commission”) on March 30, 2012.  For your convenience, each of your comments has been reproduced below, followed by the registrant’s response.

Exhibit 31.1 Rule 13a-14 Certification

Comment 1.
We note that paragraph 1 of your certification differs from the required certification.  In particular, you state you have reviewed “all reports on Form 10-D containing distribution or servicing reports filed in respect of periods included in the year covered by this annual report of the Trust”.  The certification should reflect the language exactly as set forth in Item 601(b)(31)(ii), which includes all reports on Form 10-D required to be filed.  The certification should not be limited to only Form 10-D reports that contain distribution or servicing reports.  Please confirm that you will revise accordingly in future filings.

Response:
The registrant confirms that it will revise its Rule 13a-14 certification as specified above in future filings for the above-referenced series of securities and all other outstanding series of securities for which a Rule 13a-14 certification is required.

Comment 2.
We note that paragraph 2 of your certification differs from the required certification.  In particular, you state that “the information in these reports” does not contain any untrue statement of material fact “as of the last day of

Ms. Rolaine Bancroft
August 29, 2012

the period covered by this annual report”.  The certification should reflect the language exactly as set forth in the instructions to Item 601(b)(31)(ii), which specifically includes the entirety of the reports required to be covered by the certification and covers the entire time period covered by the reports.  Please confirm that you will revise accordingly in future filings.

Response:
The registrant confirms that it will revise its Rule 13a-14 certification as specified above in future filings for the above-referenced series of securities and all other outstanding series of securities for which a Rule 13a-14 certification is required.

*           *           *

In connection with responding to your comments, we have been authorized by the registrant to inform you that the registrant hereby acknowledges as follows:

●	SFIS is responsible for the adequacy and accuracy of the disclosure in the 10-K;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the 10-K; and

●	SFIS may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Ms. Rolaine Bancroft
August 29, 2012

Should you have any questions or need additional information, please do not hesitate to contact William Threadgill, President of Synthetic Fixed-Income Securities, Inc., at (212) 214-6277, or Mark Riccardi, of Chapman and Cutler LLP, at (202) 478-6478.

Respectfully yours,

/s/ Mark R. Riccardi

Mark R. Riccardi

cc:            David Beaning
William Threadgill